SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For November 24, 2015
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY-HELD COMPANY

CORPORATE TAXPAYER’S ID (CNPJ/MF): 43.776.517/0001-80

COMPANY REGISTRY (NIRE): 35.3000.1683 -1

SUBSCRIBED AND PAID-IN CAPITAL - R$10.000.000.000,00

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING

HELD ON NOVEMBER 10, 2015

DATE, TIME AND VENUE: November 10, 2015, at 11:00 a.m., at the headquarters of Companhia de Saneamento Básico do Estado de São Paulo (“Company”), located at Rua Costa Carvalho, nº 300, Pinheiros, CEP 05429-000, in the city and state of São Paulo.

CALL NOTICE: The Call Notice was published in the October 10, 14 and 15, 2015 editions of the newspapers Diário Oficial do Estado de São Paulo and Valor Econômico.

ATTENDANCE: Shareholders representing more than two-thirds of the capital stock attended the meeting, as per the signatures in the Shareholders’ Attendance Book.

Also present were Jerônimo Antunes, member of the Board of Directors and Coordinator of the Audit Committee, Galileu Domingues de Brito Filho, representing Priori Serviços e Soluções Contabilidade EIRELI-ME, Flavio Fernandes Naccache, Executive Assistant of the CEO, Angela Beatriz Airoldi, Investor Relations Manager, Priscila Costa da Silva, Investor Relations Analyst, Beatriz Helena de Almeida e Silva Lorenzi and Ieda Nigro Nunes Chereim, Legal Department attorneys.

PRESIDING BOARD: Chairman: Jerônimo Antunes. Secretary: Marialve S. Martins.

PUBLICATIONS: The Management Proposal and other relevant documents were made available to shareholders at the Company’s headquarters and on its website, as well as on the websites of the Brazilian Securities and Exchange Commission – CVM and BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange.

Agenda: I.  Election of an alternate member of the Fiscal Council, with term of office running through 2016; II. Resolution on the terms and conditions of the Protocol and Justification of the Merger of EMPRESA DE ÁGUA E ESGOTO DE DIADEMA S.A. (“EAED”), the Company’s wholly-owned subsidiary; III. Ratification of the appointment and contract of Priori Serviços e Soluções Contabilidade EIRELI-ME, company responsible for preparing the Report of Appraisal on the assets of EAED (“Report of Appraisal”); IV. Approval of the Report of Appraisal; and V. Resolution on the merger of EAED into the Company.

CLARIFICATIONS: 1) The matters were appreciated by the State Capital Defense Council – CODEC, as per Qualified Opinion No 173/2015, of November 05, 2015, whose voting intention was presented by the representative of the shareholder São Paulo State Finance Department.

RESOLUTIONS: After being submitted to discussion and vote, the following matters on the agenda were approved by a majority vote:

I.   Election of Sandra Maria Giannella, Brazilian, married, economist, resident at Rua Bela Cintra, 847, Cerqueira Cesar, in the city and state of São Paulo, Identification Card (RG) No 8.539.613-8 SSP/SP and Individual Taxpayer’s ID (CPF) No 901.639.078-20, as an alternate member of the Fiscal Council, to replace Marcio Rea, with term of office running through 2016, the same as the other members of the Fiscal Council, elected at the Company’s Annual Shareholders’ Meeting held on April 30, 2015. Consequently, the Fiscal Council is composed as follows: Sitting members: Humberto Macedo Puccinelli, Joaldir Reynaldo Machado, Horácio José Ferragino, Rui Brasil Assis and Massao Fabio Oya. Alternate members, respectively, Tomás Bruginski de Paula, José Rubens Gozzo Pereira, Enio Marrano Lopes, Sandra Maria Giannella and Maria Elvira Lopes Gimenez. The elected fiscal council member, Sandra Maria Giannella, shall perform her duties until the next Ordinary General Meeting and, under an impossible attendance of the respective sitting member, shall be called to attend the meetings. The investiture of the member hereby elected shall comply with the requirements and procedures contained in the Brazilian Corporate Law and all other legal provisions in effect, including the submission of Declaration of Assets, which shall be subject to applicable state regulations, and signing of Clearance Certificate and Statement of Consent as set forth in BM&FBOVESPA’s Novo Mercado Listing Rules.

II. The terms and conditions of the PROTOCOL AND JUSTIFICATION OF THE MERGER OF EMPRESA DE ÁGUA E ESGOTO DE DIADEMA S.A. INTO COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP, of September 23, 2015;

III. Ratification of the appointment and contract, by the Company’s management, of Priori Serviços e Soluções Contabilidade EIRELI-ME, professional partnership, headquartered at Avenida Conselheiro Carrão, 1861, Conj. 35, Vila Carrão, CEP 03403-001, in the city and state of São Paulo, inscribed in the roll of corporate taxpayers (CNPJ/MF) under number 11.385.969/0001-44 and registered at the Regional Accounting Council of the State of São Paulo (CRC-SP) under number 2SP032444, to prepare the Report of Appraisal on the assets of EMPRESA DE ÁGUA E ESGOTO DE DIADEMA S.A. (“EAED”) on the reference date June 30, 2015 (“Report of Appraisal”);

IV. The Report of Appraisal prepared by experts of the specialized company Priori Serviços e Soluções Contabilidade EIRELI-ME, qualified above, which concluded that the net book equity for the purposes of the merger of EAED into the Company is one million, two hundred sixty-eight thousand, seven hundred twenty-one reais and eighty-five cents (R$1,268,721.85).

V. The merger of EAED into the Company, with the extinction of EAED and the Company being the successor of all rights and obligations, pursuant to Article 227 of Federal Law 6,404/76 and updates. The merger will not result in any increases in the Company’s capital stock, since the Company is the only shareholder of EAED, i.e. its wholly-owned subsidiary. There will not be a swap ratio between the shares of the Company and EAED, nor any changes in the composition of the Company’s capital stock due to the merger. Additionally, the merger will not entail any changes in the Company’s Bylaws.

The drawing up of these minutes in summary format and their publication with the omission of the attending shareholders’ signatures. pursuant to Article 130, paragraphs 1 and 2, of Law 6404/76, was unanimously approved.

CLOSURE AND DRAWING UP OF THE MINUTES: There being no further business to address, the Chairman thanked the shareholders for their attendance and the Extraordinary Shareholders’ Meeting was adjourned for the drawing up of these minutes, which were then read, approved and signed by the Chairman, the Secretary and the attending shareholders, who constituted the necessary quorum for the resolutions taken.

DOCUMENTS FILED: The proxy instruments of the shareholders representatives listed below, accompanied by their voting records, are filed at the Company’s headquarters, duly initialed by the Secretary, as the other documents mentioned above.

São Paulo, November 10, 2015.

JERÔNIMO ANTUNES
Chairman

VINICIUS TELES SANCHES
(representative of the shareholder State Treasury Office)
MARIALVE S. MARTINS Secretary	CAMILA PUPO PALOMARES (representative of the shareholder: The Bank Of New York Mellon ADR Department)

ANDERSON CARLOS KOCH

(representative of the shareholder: HSBC CTVM S.A.)

FIRST STATE GLOBAL UMBRELLA FUND PLC RE FIRST STATE GLOBAL LISTED INFRASTRUCTURE FUND

SMITH & WILLIAMSON EMERGING MARKETS VALUE FUND

ANDERSON CARLOS KOCH (representative of the shareholder Itaú Unibanco S.A.) ARROWSTREET CAPITAL GLOBAL EQUITY LONG/SHORT FUND LIMITED PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF NEW MEXICO
ANDERSON CARLOS KOCH (representative of the shareholder, J. P. Morgan S.A. Distribuidora de Títulos e Valores Imobiliários)

BRITISH COAL STAFF SUPERANNUATION SCHEME

BUREAU OF LABOR FUNDS - LABOR RETIREMENT FUND

BUREAU OF LABOR FUNDS - LABOR RETIREMENT FUND

BUREAU OF LABOR FUNDS - LABOR RETIREMENT FUND

FIDELITY INVESTMENT FUNDS - FIDELITY INDEX EMERGING MARKETS FUND

JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND

MISSOURI EDUCATION PENSION TRUST

NEW YORK STATE COMMON RETIREMENT FUND

NVIT DEVELOPING MARKETS FUND

NVIT EMERGING MARKETS FUND

STATE OF NEW MEXICO STATE INVESTMENT COUNCIL

THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045828

THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045829

THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045835

THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045792

THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045795

THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045796

VANGUARD INVESTMENT SERIES, PLC

VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND, A SERIES OF VANGUARD STAR FUNDS

ANDERSON CARLOS KOCH (representative of the shareholder Citibank N.A)

ACADIAN EMERGING MARKETS EQUITY FUND

ACADIAN EMERGING MARKETS EQUITY II FUND, LLC

ADVANCED SERIES TRUST - AST PARAMETRIC EMERGING MARKETS EQUITY PORTFOLIO

ALASKA PERMANENT FUND

ALLIANCEBERNSTEIN DELAWARE BUSINESS TRUST - ALLIANCEBERNSTEIN INTERNATIONAL ALL-COUNTRY PASSIVE SERIES

ARIZONA PSPRS TRUST

ARROWSTREET (CANADA) GLOBAL ALL-COUNTRY FUND I

ARROWSTREET (CANADA) GLOBAL ALL-COUNTRY FUND II

ASCENSION HEALTH MASTER PENSION TRUST

AT&T UNION WELFARE BENEFIT TRUST

BELL ATLANTIC MASTER TRUST

BELLSOUTH CORPORATION RFA VEBA TRUST

BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND

BLACKROCK INSTITUTIONAL TRUST COMPANY, N.A.

BNY MELLON FUNDS TRUST - BNY MELLON EMERGING MARKETS FUND

BRANDES CANADA EMERGING MARKETS EQUITY UNIT TRUST

BRANDES CANADA INTERNATIONAL EQUITY UNIT TRUST

BRANDES INSTITUTIONAL EQUITY TRUST

BRANDES INVESTMENT FUNDS PUBLIC LIMITED COMPANY/ BRANDES EMERGING MARKETS EQUITIES FUND

BRANDES INVESTMENT PARTNERS, LP 401(K) PLAN

BRUNEI INVESTMENT AGENCY

BRUNEI INVESTMENT AGENCY

CAISSE DE DEPOT ET PLACEMENT DU QUEBEC

CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM

CF DV EMERGING MARKETS STOCK INDEX FUND

CHEVRON MASTER PENSION TRUST

CIBC EMERGING MARKETS INDEX FUND

CITY OF BALTIMORE EMPLOYEES RETIREMENT SYSTEM

CITY OF LOS ANGELES FIRE AND POLICE PENSION PLAN

CITY OF NEW YORK GROUP TRUST

CITY OF NEW YORK GROUP TRUST

CITY OF NEW YORK GROUP TRUST

COLLEGE RETIREMENT EQUITIES FUND

COLONIAL FIRST STATE WHOLESALE GLOBAL LISTED INFRASTRUCTURE SECURITIES FUND

COMMONWEALTH GLOBAL LISTED INFRASTRUCTURE FUND 4

COMMONWEALTH SUPERANNUATION CORPORATION

DESJARDINS GLOBAL INFRASTRUCTURE FUND

DETROIT EDISON QUALIFIED NUCLEAR DECOMMISSIONING TRUST

DEUTSCHE X-TRACKERS MSCI ALL WORLD EX US HEDGED EQUITY ETF

DREYFUS OPPORTUNITY FUNDS - DREYFUS STRATEGIC BETA EMERGING MARKETS EQUITY FUND

DTE ENERGY COMPANY AFFILIATES EMPLOYEE BENEFIT PLANS MASTER TRUST

DTE VEBA MASTER TRUST

EATON VANCE COLLECTIVE INVESTMENT TRUST FOR EMPLOYEE BENEFIT PLANS - EMERGING MARKETS EQUITY FUND

ELECTRICAL WORKERS LOCAL NO.26 PENSION TRUST FUND

EMERGING MARKETS EQUITY INDEX MASTER FUND

EMERGING MARKETS EQUITY INDEX PLUS FUND

EMERGING MARKETS EX-CONTROVERSIAL WEAPONS EQUITY INDEX FUND B

EMERGING MARKETS INDEX NON-LENDABLE FUND

EMERGING MARKETS INDEX NON-LENDABLE FUND B

EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND

EMPLOYEES RETIREMENT PLAN OF BROOKLYN UNION GAS

EMPLOYEES RETIREMENT SYSTEM OF TEXAS

ENSIGN PEAK ADVISORS, INC

EVANGELICAL LUTHERAN CHURCH IN AMERICA BOARD OF PENSIONS

FIDELITY INVESTMENT TRUST: LATIN AMERICA FUND

FIDELITY LATIN AMERICA FUND

FIDELITY SALEM STREET TRUST: FIDELITY SERIES GLOBAL EX U.S. INDEX FUND

FIDELITY SALEM STREET TRUST: SPARTAN EMERGING MARKETS INDEX FUND

FIDELITY SALEM STREET TRUST: SPARTAN GLOBAL EX U.S. INDEX FUND

FIRST TRUST BRAZIL ALPHADEX FUND

FIRST TRUST EMERGING MARKETS ALPHADEX FUND

FIRST TRUST EMERGING MARKETS ALPHADEX UCITS ETF

FIRST TRUST LATIN AMERICA ALPHADEX FUND

FRANCISCAN ALLIANCE, INC

FRONTIERS EMERGING MARKETS EQUITY POOL

GMAM INVESTMENT FUNDS TRUST

GMO ALPHA ONLY FUND, A SERIES OF GMO TRUST

GMO EMERGING MARKETS EQUITY FUND, A SUB FUND OF GMO FUNDS PLC

GMO MEAN REVERSION FUND (ONSHORE), A SERIES OF GMO MASTER PORTFOLIOS(ONSHORE), L.P.

GMO MEAN REVERSION SPECIAL SOLUTION FUND, L.P.

GMO TRUST ON BEHALF OF GMO EMERGING COUNTRIES FUND

IBM 401(K) PLUS PLAN

IBM DIVERSIFIED GLOBAL EQUITY FUND

ILLINOIS STATE BOARD OF INVESTMENT

ILLINOIS STATE BOARD OF INVESTMENT

IMPERIAL EMERGING ECONOMIES POOL

INTERNATIONAL PAPER COMPANY COMMINGLED INVESTMENT GROUP TRUST

ISHARES MSCI ACWI ETF

ISHARES MSCI BRAZIL CAPPED ETF

ISHARES MSCI BRIC ETF

ISHARES MSCI EMERGING MARKETS ETF

JAPAN TRUSTEE SERVICES BANK, LTD. RE: STB DAIWA EMERGING EQUITY FUNDAMENTAL INDEX MOTHER FUND

JAPAN TRUSTEE SERVICES BANK, LTD. SMTB EMERGING EQUITY MOTHER FUND

JOHN DEERE PENSION TRUST

JOHN HANCOCK FUNDS II STRATEGIC EQUITY ALLOCATION FUND

JOHN HANCOCK VARIABLE INSURANCE TRUST INTERNATIONAL EQUITY INDEX TRUST B

KAISER PERMANENTE GROUP TRUST

KENTUCKY RETIREMENT SYSTEMS

KENTUCKY RETIREMENT SYSTEMS INSURANCE TRUST FUND

LAY EMPLOYEES RETIREMENT PLAN OF THE ARCHDIOCESE OF PHILADELPHIA

LAZARD INTERNATIONAL EQUITY (ACW EX-U.S.) TRUST

LEGAL & GENERAL COLLECTIVE INVESTMENT TRUST

LEGAL AND GENERAL ASSURANCE (PENSIONS MANAGEMENT) LTD.

LEGAL AND GENERAL ASSURANCE (PENSIONS MANAGEMENT) LTD.

LEGAL AND GENERAL ASSURANCE (PENSIONS MANAGEMENT) LTD.

LEGAL AND GENERAL ASSURANCE (PENSIONS MANAGEMENT) LTD.

LEGAL AND GENERAL ASSURANCE (PENSIONS MANAGEMENT) LTD.

LEGAL AND GENERAL ASSURANCE (PENSIONS MANAGEMENT) LTD.

LEGAL AND GENERAL ASSURANCE SOCIETY LIMITED

LEGG MASON GLOBAL FUNDS PLC

LSV EMERGING MARKETS EQUITY FUND, L.P.

LSV INTERNATIONAL (AC) VALUE EQUITY FUND, LP

LSV INTERNATIONAL CONCENTRATED EQUITY FUND, LP

LVIP BLACKROCK EMERGING MARKETS RPM FUND

MAINSTAY VP EMERGING MARKETS EQUITY PORTFOLIO

MANAGED PENSION FUNDS LIMITED

MANAGED PENSION FUNDS LIMITED

MANAGED PENSION FUNDS LIMITED

MARYLAND STATE RETIREMENT & PENSION SYSTEM

MDPIM EMERGING MARKETS EQUITY POOL

MELLON BANK N.A EMPLOYEE BENEFIT COLLECTIVE INVESTMENT FUND PLAN

MERCER QIF FUND PLC

MICROSOFT GLOBAL FINANCE

MINISTRY OF STRATEGY AND FINANCE

MINISTRY OF STRATEGY AND FINANCE

MONTANA BOARD OF INVESTMENTS

MOUNT WILSON GLOBAL FUND L.P.

NATIONAL COUNCIL FOR SOCIAL SECURITY FUND

NATIONAL COUNCIL FOR SOCIAL SECURITY FUND

NATIONAL WESTMINSTER BANK PLC AS DEPOSITARY OF FIRST STATE INVESTMENTS ICVC - FIRST STATE GLOBAL LI

NATIONAL WESTMINSTER BANK PLC AS TRUSTEE OF LEGAL AND GENERAL GLOBAL EMERGING MARKETS INDEX FUND

NATIONAL WESTMINSTER BANK PLC AS TRUSTEE OF THE LEGAL & GENERAL INTERNATIONAL INDEX TRUST

NAV CANADA PENSION PLAN

NEW YORK STATE TEACHERS RETIREMENT SYSTEM

NEW YORK STATE TEACHERS RETIREMENT SYSTEM

NEW YORK STATE TEACHERS RETIREMENT SYSTEM

NEW ZEALAND SUPERANNUATION FUND

NORGES BANK

NORTHERN EMERGING MARKETS EQUITY FUND

NORTHERN MULTI - MANAGER EMERGING MARKETS EQUITY FUND

NORTHERN TRUST COLLECTIVE ALL COUNTRY WORLD INDEX (ACWI) EX-US FUND-LENDING

NORTHERN TRUST COLLECTIVE EMERGING MARKETS INDEX FUND-LENDING

NORTHERN TRUST INVESTMENT FUNDS PLC

NORTHWEST NATURAL GAS COMPANY RETIREMENT TRUST

NTCC COLLECTIVE FUNDS FOR EMPLOYEE BENEFIT TRUSTS

NTGI - QM COMMON DAILY ALL COUNTRY WORLD EX-US EQUITY INDEX FUND - LENDING

NTGI - QM COMMON DAILY ALL COUNTRY WORLD EX-US INVESTABLE MARKET INDEX FUND - LENDING

NTGI - QM COMMON DAILY EMERGING MARKETS EQUITY INDEX FUND - LENDING

NTGI - QM COMMON DAILY EMERGINGMARKETS EQUITY INDEX FUND-NON LENDING

NTGI - QUANTITATIVE MANAGEMENT COLLECTIVE FUNDS TRUST

NZAM EM8 EQUITY PASSIVE FUND

PENSION FUND OF THE CHRISTIAN CHURCH (DISCIPLES OF CHRIST)

PICTET - EMERGING MARKETS INDEX

PICTET FUNDS S.A RE: PI(CH)-EMERGING MARKETS TRACKER

POWERSHARES FTSE RAFI EMERGING MARKETS PORTFOLIO

POWERSHARES GLOBAL WATER PORTFOLIO

POWERSHARES S&P EMERGING MARKETS HIGH BETA PORTFOLIO

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

PSEG NUCLEAR LLC MASTER DECOMMISSIONING TRUST

PUBLIC EMPLOYEE RETIREMENT SYSTEM OF IDAHO

PUBLIC SECTOR PENSION INVESTMENT BOARD

PYRAMIS GLOBAL EX U.S. INDEX FUND LP

PZENA EMERGING MARKETS FOCUSED VALUE FUND

PZENA EMERGING MARKETS VALUE FUND

PZENA VALUE GROUP TRUST

QS BATTERYMARCH EMERGING MARKETS FUND

QS INVESTORS DBI GLOBAL EMERGING MARKETS EQUITY FUND LP

RAYTHEON COMPANY MASTER TRUST

RUSSELL INSTITUTIONAL FUNDS, LLC - RUSSELL EMERGING MARKETS EQUITY PLUS FUND

SCHWAB EMERGING MARKETS EQUITY ETF

SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX ETF

SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND

SOUTH DAKOTA RETIREMENT SYSTEM

SOUTHERN CA EDISON CO NUCLEAR FAC QUAL CPUC DECOM M T FOR SAN ONOFRE AND PALO VERDE NUC GEN STATIONS

SPDR S&P EMERGING MARKETS ETF

SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND

STATE OF ALASKA RETIREMENT AND BENEFIT PLANS

STATE OF MINNESOTA STATE EMPLOYEES RETIREMENT PLAN

STATE OF NEW JERSEY COMMON PENSION FUND D

STATE OF NEW JERSEY COMMON PENSION FUND D

STATE OF OREGON

STATE OF OREGON

STATE STREET BANK AND TRUST COMPANY INVESTMENT FUNDS FOR TAX EXEMPT RETIREMENT PLANS

STICHTING PGGM DEPOSITARY

SUNSUPER POOLED SUPERANNUATION TRUST

TD EMERALD HEDGED ALL COUNTRY WORLD INDEX EQUITY POOLED FUND TRUST

TEACHER RETIREMENT SYSTEM OF TEXAS

TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS

TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS

THE ARCHDIOCESE OF HARTFORD INVESTMENT TRUST

THE CHICAGO PUBLIC SCHOOL TEACHERS PENSION AND RETIREMENT FUND

THE DOMESTIC AND FOREIGN MISSIONARY SOCIETY OF THE PROTESTANT EPISCOPAL CHURCH IN THE USA

THE GMO EMERGING MARKETS FUND

THE HARTFORD GLOBAL REAL ASSET FUND

THE HARTFORD ROMAN CATHOLIC DIOCESAN CORPORATION RETIREMENT PLANS MASTER TRUST

THE HIGHCLERE INTERNATIONAL INVESTORS EMERGING MARKETS SMID FUND

THE HIGHCLERE INTERNATIONAL INVESTORS SMID FUND

THE ILLINOIS MUNICIPAL EMPLOYEES RETIREMENT FUND

THE MASTER TRUST BANK OF JAPAN, LTD. RE: RUSSELL GLOBAL ENVIRONMENT TECHNOLOGY FUND

THE MONETARY AUTHORITY OF SINGAPORE

THE NOMURA TRUST AND BANKING CO., LTD. RE: INT. EMERGING STOCK INDEX MSCI EMERGING NO HEDGE MOTHER

THE NORTHERN TRUST COMPANY SUB-ADVISED COLLECTIVE FUNDS TRUST

THE PENSION RESERVES INVESTMENT MANAGEMENT BOARD

THE SEVENTH SWEDISH NATIONAL PENSION FUND - AP 7 EQUITY FUND

THE TRUSTEES OF SAINT PATRICK'S CATHEDRAL IN THE CITY OF NEW YORK

TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY INDEX FUND

TIME WARNER CABLE PENSION PLAN MASTER TRUST

TIMOTHY PLAN EMERGING MARKETS FUND

TRUST & CUSTODY SERVICES BANK, LTD. RE: EMERGING EQUITY PASSIVE MOTHER FUND

UNIVERSITY OF WASHINGTON

UPS GROUP TRUST

USAA EMERGING MARKETS FUND

UTAH STATE RETIREMENT SYSTEMS

VALERO ENERGY CORPORATION PENSION PLAN

VANGUARD EMERGING MARKETS SELECT STOCK FUND

VANGUARD EMERGING MARKETS STOCK INDEX FUND

VANGUARD FTSE ALL-WORLD EX-US INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS

VANGUARD FUNDS PUBLIC LIMITED COMPANY

VANGUARD FUNDS PUBLIC LIMITED COMPANY

VANGUARD INTERNATIONAL VALUE FUND

VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS

VICTORIAN SUPERANNUATION FUND

VIRGINIA RETIREMENT SYSTEM

VOYA EMERGING MARKETS INDEX PORTFOLIO

WASHINGTON STATE INVESTMENT BOARD

WASHINGTON STATE INVESTMENT BOARD

WEST VIRGINIA INVESTMENT MANAGEMENT BOARD

WISDOMTREE GLOBAL EX-US UTILITIES FUND

WSIB INVESTMENTS PUBLIC EQUITIES POOLED FUND TRUST

XEROX CORPORATION RETIREMENT & SAVINGS PLAN

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: November 24, 2015

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.